Exhibit 99.2

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

SEA LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2019 and March 31, 2020	1 – 4

Unaudited Interim Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2019 and 2020	5 – 6

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended March 31, 2019 and 2020	7

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2019 and 2020	8 – 9

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity for the Three Months Ended March 31, 2019 and 2020	10 – 12

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	13 – 38

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of March 31,
	Note	2019	2020
		$	$

ASSETS
Current assets
Cash and cash equivalents		3,118,988	2,599,702
Restricted cash		434,938	505,396
Accounts receivable, net of allowance for credit losses of $4,083 and $2,780, as of December 31, 2019 and March 31, 2020 respectively		187,035	160,003
Prepaid expenses and other assets, net of allowance for credit losses of $1,259 and $19,704, as of December 31, 2019 and March 31, 2020 respectively		535,187	717,243
Inventories, net		26,932	34,222
Short-term investments	5	102,324	30,468
Amounts due from related parties		4,735	3,549
Total current assets		4,410,139	4,050,583

Non-current assets
Property and equipment, net	4	318,620	301,314
Operating lease right-of-use assets, net		182,965	185,550
Intangible assets, net		15,020	39,925
Long-term investments	5	113,797	143,175
Prepaid expenses and other assets, and net of allowance for credit losses of $885 and $3,859, as of December 31, 2019 and March 31, 2020 respectively		65,684	192,576
Restricted cash		16,652	18,207
Deferred tax assets		70,340	78,152
Goodwill	3	30,952	223,342
Total non-current assets		814,030	1,182,241
Total assets		5,224,169	5,232,824

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of March 31,
	Note	2019	2020
		$	$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $11,274 and $13,918 as of December 31, 2019 and March 31, 2020, respectively)		69,370	50,956
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $93,146 and $87,231 as of December 31, 2019 and March 31, 2020, respectively)		980,805	1,136,018
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $6,116 and $6,617 as of December 31, 2019 and March 31, 2020, respectively)		65,062	78,635
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $1,569 and $705 as of December 31, 2019 and March 31, 2020, respectively)		34,990	36,802
Short-term borrowings (including short-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $1,258 and $1,158 as of December 31, 2019 and March 31, 2020, respectively)		1,258	2,382
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $8,797 and $10,041 as of December 31, 2019 and March 31, 2020, respectively)		56,320	56,456
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $133,362 and $114,520 as of December 31, 2019 and March 31, 2020, respectively)		1,097,868	1,032,593
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and March 31, 2020, respectively)	6	29,481	—
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $5,850 and $2,473 as of December 31, 2019 and March 31, 2020, respectively)		27,212	34,775
Total current liabilities		2,362,366	2,428,617

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of March 31,
	Note	2019	2020
		$	$

Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $1,357 and $1,306 as of December 31, 2019 and March 31, 2020, respectively)		25,802	19,602
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $358 and $111 as of December 31, 2019 and March 31, 2020, respectively)		358	111
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $20,129 and $24,117 as of December 31, 2019 and March 31, 2020, respectively)		144,000	142,132
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $49,325 and $97,487 as of December 31, 2019 and March 31, 2020, respectively)		160,708	298,834
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and March 31, 2020, respectively)	6	1,356,332	1,374,724
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and March 31, 2020, respectively)		975	857
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $976 and $972 as of December 31, 2019 and March 31, 2020, respectively)		976	972
Total non-current liabilities		1,689,151	1,837,232
Total liabilities		4,051,517	4,265,849

Commitments and contingencies	13

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		As of December 31,	As of March 31,
	Note	2019	2020
		$	$

Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2019 and March 31, 2020 respectively; Issued and outstanding: 311,068,949 and 313,900,477 shares as of December 31, 2019 and March 31, 2020, respectively)		154	156
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2019 and March 31, 2020, respectively; Issued and outstanding: 152,175,703 and 152,175,703 shares as of December 31, 2019 and March 31, 2020, respectively)		76	76
Additional paid-in capital		4,687,284	4,758,964
Accumulated other comprehensive income (loss)		5,449	(26,543)
Statutory reserves		46	46
Accumulated deficit		(3,530,585)	(3,812,098)
Total Sea Limited shareholders’ equity		1,162,424	920,601
Non-controlling interests		10,228	46,374
Total shareholders’ equity		1,172,652	966,975
Total liabilities and shareholders' equity		5,224,169	5,232,824

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of US dollars (“$”))

		For the Three Months ended March 31,
	Note	2019	2020
		$	$

Revenue
Service revenue
Digital entertainment		173,399	369,683
E-commerce and other services		130,663	266,545
Sales of goods		47,804	78,692
Total revenue		351,866	714,920

Cost of revenue
Cost of service
Digital entertainment		(84,642)	(142,692)
E-commerce and other services		(174,365)	(285,524)
Cost of goods sold		(53,403)	(79,904)
Total cost of revenue		(312,410)	(508,120)
Gross profit		39,456	206,800

Operating income (expenses)
Other operating income		3,453	25,316
Sales and marketing expenses		(177,978)	(308,316)
General and administrative expenses		(75,628)	(126,933)
Research and development expenses		(28,509)	(64,586)
Total operating expenses		(278,662)	(474,519)

Operating loss		(239,206)	(267,719)
Interest income		4,012	9,291
Interest expense		(10,066)	(24,609)
Investment gain, net		2,047	5,111
Changes in fair value of convertible notes		(436,120)	(87)
Foreign exchange (loss) gain		(2,653)	21,529

Loss before income tax and share of results of equity investees		(681,986)	(256,484)
Income tax expense	8	(7,205)	(23,237)
Share of results of equity investees		(418)	(1,070)

Net loss		(689,609)	(280,791)
Net profit attributable to non-controlling interests		(746)	(722)

Net loss attributable to Sea Limited’s ordinary shareholders		(690,355)	(281,513)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		For the Three Months ended March 31,
	Note	2019	2020
		$	$

Loss per share:
Basic and diluted	9	(1.86)	(0.61)

Weighted average shares used in loss per share computation:
Basic and diluted		370,724,164	462,194,052

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of US dollars (“$”))

	For the Three Months ended March 31,
	2019	2020
	$	$

Net loss	(689,609)	(280,791)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Translation gain (loss)	3,349	(34,401)
Net change	3,349	(34,401)

Available-for-sale investments:
Change in unrealized loss	(7,157)	(2,745)
Net change	(7,157)	(2,745)
Total other comprehensive loss, net of tax	(3,808)	(37,146)

Total comprehensive (gain) loss attributable to non-controlling interests	(782)	4,432
Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(694,199)	(313,505)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of US dollars (“$”))

	For the Three Months ended March 31,
	2019	2020
	$	$

Cash flows from operating activities
Net loss	(689,609)	(280,791)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	1,164	2,604
Depreciation of property and equipment	24,379	35,645
Gain on disposal of investments	(12)	–
Gain on disposal of equity investees	(117)	–
Share of results of equity investees	418	1,070
Share-based compensation	16,199	41,316
Deferred income tax	(5,881)	(9,607)
Changes in fair value of 2017 Convertible Notes	436,120	87
Amortization of discount on 2018 Convertible Notes and 2019 Convertible Notes	6,788	18,392
Net foreign exchange differences	2,287	(26,148)
Gain on re-measurement of previously held equity interests	–	(3,003)
Others	797	8,511
Operating cash flows before changes in working capital:	(207,467)	(211,924)
Inventories	11,622	(10,486)
Accounts receivable	(49,485)	14,207
Prepaid expenses and other assets	(55,205)	(166,204)
Amounts due from related parties	1,334	1,139
Operating lease right-of-use assets	(72,537)	(8,921)
Accounts payable	793	(16,221)
Accrued expenses and other payables	43,723	(4,793)
Advances from customers	(962)	20,318
Operating lease liabilities	74,579	6,146
Deferred revenue	218,025	140,154
Income tax payable	(895)	9,134
Amounts due to related parties	18,660	3,772
Net cash used in operating activities	(17,815)	(223,679)

Cash flows from investing activities
Purchase of property and equipment	(85,779)	(50,089)
Purchase of intangible assets	(2,563)	(693)
Purchase of investments	(3,870)	(8,153)
Proceeds from disposal of property and equipment	271	260
Proceeds from disposal of investments	640	1,582
Distribution from investments	51	302
Acquisition of businesses, net of cash acquired	–	(90,275)
Net cash used in investing activities	(91,250)	(147,066)

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts expressed in thousands of US dollars (“$”))

	For the Three Months ended March 31,
	2019	2020
	$	$

Cash flows from financing activities
Repayment of borrowings	(215)	(30,250)
Proceeds from borrowings	243	1,224
Proceeds from issuance of ordinary shares, net	1,527,847	3,904
Proceeds from partial disposal of a subsidiary without a loss in control	–	600
Principal payments under finance lease obligations	–	(235)
Net cash generated from (used in) financing activities	1,527,875	(24,757)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,843	(51,771)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,420,653	(447,273)
Cash, cash equivalents and restricted cash at beginning of the period	1,259,312	3,570,578
Cash, cash equivalents and restricted cash at end of the period	2,679,965	3,123,305

Supplement disclosures of cash flow information:
Income taxes paid	(14,203)	(25,281)
Interest paid	(44)	(108)
Interest received	4,012	9,291

Supplement disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other payables	(16,981)	8,321
Purchase of intangible assets included in accrued expenses and other payables	(412)	12
Purchase of property and equipment included in prepayments	(4,733)	(15,590)
Purchase of intangible assets included in prepayments	56	(291)
Conversion of 2017 Convertible Notes into ordinary shares	(922,934)	(29,568)
Acquisition of a subsidiary by conversion of convertible notes	–	72,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ (deficit) equity	Non-controlling interests	Total shareholders’ (deficit) equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2019		342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

Comprehensive loss:
Net loss for the period		—	—	—	—	—	(690,355)	(690,355)	746	(689,609)
Foreign currency translation adjustments		—	—	—	3,313	—	—	3,313	36	3,349
Net change in unrealized gain on available-for-sale investments		—	—	—	(7,157)	—	—	(7,157)	—	(7,157)
Conversion of convertible notes into Class A ordinary shares	6	40,269,540	20	922,914	—	—	—	922,934	—	922,934
Issuance of Class A ordinary shares, net of issuance costs		69,000,000	35	1,517,905	—	—	—	1,517,940	—	1,517,940
Shares issued to depositary bank		4,000,000	—	—	—	—	—	—	—	—
Exercise of share options		1,929,763	1	10,020	—	—	—	10,021	—	10,021
Restricted share awards and restricted share units issued		881,418	—	—	—	—	—	—	—	—
Share-based compensation		—	—	15,940	—	—	—	15,940	—	15,940
Settlement of share incentives with shares held by depositary bank		(2,811,181)	—	—	—	—	—	—	—	—
Balance as of March 31, 2019		455,868,308	226	4,276,011	11,355	46	(2,758,141)	1,529,497	4,466	1,533,963

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of March 31, 2019		455,868,308	226	4,276,011	11,355	46	(2,758,141)	1,529,497	4,466	1,533,963

Comprehensive loss:
Net loss for the period		—	—	—	—	—	(772,444)	(772,444)	4,331	(768,113)
Foreign currency translation adjustments		—	—	—	(194)	—	—	(194)	75	(119)
Net change in unrealized gain on available-for-sale investments		—	—	—	(5,712)	—	—	(5,712)	—	(5,712)
Conversion of convertible notes into Class A ordinary shares	6	5,376,344	3	157,175	—	—	—	157,178	—	157,178
Issuance of Class A ordinary shares, net of issuance costs		—	—	18	—	—	—	18	—	18
Capital contributed by non-controlling interest		—	—	—	—	—	—	—	1,356	1,356
Equity component of convertible notes		—	—	240,582	—	—	—	240,582	—	240,582
Purchase of capped calls related to issuance of convertible notes		—	—	(97,060)	—	—	—	(97,060)	—	(97,060)
Shares issued to depositary bank		2,000,000	—	—	—	—	—	—	—	—
Exercise of share options		1,807,213	1	10,823	—	—	—	10,824	—	10,824
Restricted share awards and restricted share units issued		1,102,221	—	—	—	—	—	—	—	—
Share-based compensation		—	—	99,735	—	—	—	99,735	—	99,735
Settlement of share incentives with shares held by depositary bank		(2,909,434)	—	—	—	—	—	—	—	—
Balance as of December 31, 2019		463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2020		463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

Comprehensive loss:
Net loss for the period		—	—	—	—	—	(281,513)	(281,513)	722	(280,791)
Foreign currency translation adjustments		—	—	—	(29,247)	—	—	(29,247)	(5,154)	(34,401)
Net change in unrealized gain on available-for-sale investments		—	—	—	(2,745)	—	—	(2,745)	—	(2,745)
Acquisition of subsidiary		—	—	—	—	—	—	—	37,511	37,511
Conversion of convertible notes into Class A ordinary shares	6	731,528	1	29,567	—	—	—	29,568	—	29,568
Disposal of interest in a subsidiary without change in control in control		—	—	(2,467)	—	—	—	(2,467)	3,067	600
Shares issued to depositary bank		2,000,000	—	—	—	—	—	—	—	—
Exercise of share options		508,006	—	3,904	—	—	—	3,904	—	3,904
Restricted share awards and restricted share units issued		1,248,189	1	(1)	—	—	—	—	—	—
Share-based compensation		—	—	40,677	—	—	—	40,677	—	40,677
Settlement of share incentives with shares held by depositary bank		(1,656,195)	—	—	—	—	—	—	—	—
Balance as of March 31, 2020		466,076,180	232	4,758,964	(26,543)	46	(3,812,098)	920,601	46,374	966,975

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.       BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Sea Limited (the “Company”), its subsidiaries and variable interest entities (“VIEs”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2019 and 2020 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2020. The condensed consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements, but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

VIE disclosures

The aggregate carrying amounts of the total assets and total liabilities of the VIEs as of March 31, 2020 were $660,656 and $797,663, respectively (December 31, 2019: $598,727 and $714,034, respectively). There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including land, data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s unaudited interim condensed consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.          BASIS OF PRESENTATION (continued)

VIE disclosures (continued)

The following tables represent the financial information of the VIEs as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31, 2019	As of March 31, 2020
	$	$

ASSETS:
Current assets:
Cash and cash equivalents	111,831	118,246
Restricted cash	237,874	275,391
Accounts receivable, net	8,672	11,497
Prepaid expenses and other assets	25,586	25,850
Inventories, net	6,517	11,872
Short-term investments	30,324	30,170
Amounts due from intercompanies(1)	34,718	31,039
Total current assets	455,522	504,065

Non-current assets:
Property and equipment, net	54,092	52,134
Operating lease right-of-use assets, net	27,637	32,907
Intangible assets, net	300	345
Long-term investments	13,961	14,087
Prepaid expenses and other assets	14,312	18,651
Restricted cash	–	64
Deferred tax assets	32,903	38,403
Total non-current assets	143,205	156,591
TOTAL ASSETS (2)	598,727	660,656

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.          BASIS OF PRESENTATION (continued)

VIE disclosures (continued)

	As of December 31, 2019	As of March 31, 2020
	$	$

LIABILITIES:
Current liabilities:
Accounts payable	11,274	13,918
Accrued expenses and other payables	93,146	87,231
Advances from customers	6,116	6,617
Amount due to related parties	1,569	705
Short-term borrowings	1,258	1,158
Operating lease liabilities	8,797	10,041
Deferred revenue	133,362	114,520
Income taxes payable	5,850	2,473
Amount due to intercompanies(1)	367,537	420,122
Total current liabilities	628,909	656,785

Non-current liabilities:
Accrued expenses and other payables	1,357	1,306
Long-term borrowings	358	111
Operating lease liabilities	20,129	24,117
Deferred revenue	49,325	97,487
Amount due to intercompanies(1)	12,980	16,885
Unrecognized tax benefits	976	972
Total non-current liabilities	85,125	140,878
TOTAL LIABILITIES	714,034	797,663

	For the Three Months ended March 31,
	2019	2020
	$	$

Revenue
- Third party customers	86,364	133,013
- Intercompanies	17,791	36,742

Net loss	(1,582)	(23,430)

	For the Three Months ended March 31,
	2019	2020
	$	$

Net cash used in operating activities	(112,072)	(5,594)
Net cash generated from (used in) investing activities	4,178	(7,236)
Net cash (used in) generated from financing activities	(153,323)	60,538

(1)	Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions and funds advanced for working capital purpose.

(2)	These assets can be used only to settle the obligations of the respective VIEs.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)        Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(b)        Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and goodwill, accounting for and impairment assessment of investments, impairment assessment of accounts receivable and other receivables, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s financial instruments where the Company is the issuer. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation is becoming more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)        Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash (current), accounts receivable, other receivables (current), loans receivable (current) and securities purchased under resale agreements within prepaid expenses and other assets, accounts payable, accrued expenses and other payables (current except taxes, payroll and welfare payable), short term borrowings and balances with related parties, approximate their fair values because of the short maturity of these instruments. The carrying amounts of restricted cash (non-current) and loans receivable (non-current) within prepaid expenses and other assets and long-term borrowings approximate their fair value since they bear interest rates which approximate market interest rates. Available-for-sale investments are initially recognized at acquisition cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income (loss). Convertible notes consist of 2017 Convertible Notes, 2018 Convertible Notes and 2019 Convertible Notes as defined in Note 6 of the unaudited interim condensed consolidated financial statements. The 2017 Convertible Notes were carried at fair value, and had been fully converted into Class A ordinary shares of the Company as at March 31, 2020. For the 2018 Convertible Notes and 2019 Convertible Notes, the liability component of the convertible notes was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest rate method. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its non-current available-for-sale investments and convertible notes that are recognized in the consolidated financial statements.

(d)        Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to for those goods or services. Revenue is measured based on the amount of consideration that the Company expects to receive reduced by discounts, incentives and rebates. Revenue also excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes.

The Company evaluates revenue from services and sales of goods to determine if it controls such services and goods to be the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). The key indicators that the Company evaluates in determining gross versus net treatment include, but are not limited to, (i) which party is primarily responsible for fulfilling the promise to provide the specified good or service; (ii) which party bears inventory risks before the specified good or service has been transferred to a customer; and (iii) which party has discretion in establishing the price for the specified good or service.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiary and consolidated VIEs. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill. Upon conclusion of the measurement period, any adjustments are recorded in the consolidated statement of operations.

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

No impairment of goodwill was recorded in the three months ended March 31, 2019 and 2020.

(f)	Allowance for credit losses

On January 1, 2020, the Company adopted the ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments with the cumulative effect of adoption recorded as an adjustment to the beginning accumulated deficit. The amendments require the measurement of expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale investments to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the investment.

The adoption of the new accounting standard on January 1, 2020 does not result in a material adjustment to the beginning accumulated deficit.

Receivables

The Company has also elected the practical expedients permitted under the new accounting standard, which amongst other things, allowed the use of fair value of collateral at the reporting date when recording the net carrying amount of the receivables and determining the allowance for credit losses for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company’s assessment as of the reporting date (collateral-dependent financial asset).

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Allowance for credit losses (continued)

Receivables (continued)

The Company has established a provision matrix that based on its historical credit loss experience, adjusted for forward-looking factors specific to the receivable and economic environment. It reflects the probability-weighted outcome, time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The allowances for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. The above-mentioned provision matrix has also been used to determine allowances for credit losses for off-balance sheet loan commitments.

3.	ACQUISITIONS

During the period ended March 31, 2020, the Company acquired two companies and their underlying subsidiaries for an aggregate consideration of $259,960. As a result, both acquisitions were consolidated as subsidiaries of the Company from the date of acquisition.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	ACQUISITION (continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

$

Cash and cash equivalent	92,669
Prepaid expense and other assets, net of allowance for credit losses of $21,471	212,244
Long-term investments	33,757
Identifiable intangible assets (i)	27,167
Others	5,752
Total assets acquired	371,589

Accrued expenses, payables and liabilities	(229,922)
Borrowings	(29,923)
Others	(2,560)
Total liabilities assumed	(262,405)
Net assets acquired	109,184

Fulfilled by:
Cash consideration	259,960
Fair value of non-controlling interests (ii)	37,511
Fair value of previously held interests (iii)	4,103
Goodwill	192,390

(i)	Acquired intangible assets had estimated amortization periods not exceeding eight years.

(ii)	Fair value of non-controlling interests was estimated with reference to the recent purchase price per share as of the acquisition date.

(iii)	Fair value of previously held interests was estimated based on the purchase consideration payable to similar instruments and recorded a gain of $3,003 in the consolidated statements of operations for the period ended March 31, 2020.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

The revenue and results since the acquisition date included in the consolidated statement of comprehensive loss for the period ended March 31, 2020 were insignificant. The Company’s revenue and results for the period would not be materially different should the acquisitions have otherwise occurred on January 1, 2020.

The related transaction costs of the acquisitions were not material to the Company’s consolidated financial statements.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	PROPERTY AND EQUIPMENT, NET

	As of
	December 31, 2019	March 31, 2020
	$	$

Computers	339,221	346,940
Office equipment, furniture and fittings	24,883	24,746
Leasehold improvements	129,298	124,481
Motor vehicles	14,624	17,329
Warehouse equipment	3,464	4,022
Land use right	20,598	18,540
Building	814	939
Construction-in-progress	–	48
	532,902	537,045
Less: accumulated depreciation	(214,282)	(235,731)
	318,620	301,314

Depreciation expenses recognized for the three months ended March 31, 2019 and 2020 were $24,379 and $35,645, respectively, and were included in the following captions:

	For the Three Months ended March 31,
	2019	2020
	$	$

Cost of revenue	17,063	24,673
Sales and marketing expenses	701	1,059
General and administrative expenses	6,238	9,207
Research and development expenses	377	706
	24,379	35,645

No impairment loss had been recognized during the three months ended March 31, 2019 and 2020, respectively.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	INVESTMENTS

(a)	Short-term investments

The Company’s short-term investments comprise time deposits placed with financial institutions with maturity of more than three months classified as held to maturity investment, and investment in convertible loans classified as available-for-sale investment. The carrying amount of the Company’s short-term deposits was $30,324 and $30,468 as of December 31, 2019 and March 31, 2020, respectively and available-for-sale investment was $72,000 and nil as of December 31, 2019 and March 31, 2020, respectively.

(b)	Long-term investments

Held to maturity investments

The Company’s long-term held to maturity investments comprise time deposits and sovereign bonds placed with financial institutions with maturity of more than twelve months and five years respectively. The carrying amount of the Company’s long-term time deposits was $216 and $638 as of December 31, 2019 and March 31, 2020 respectively.

The carrying amount of the Company’s sovereign bonds was nil and $27,252 and the fair value (Level 1) was nil and $23,976 as of December 31, 2019 and March 31, 2020, respectively. No impairment loss had been recognized during the three months ended March 31, 2019 and 2020, respectively.

As of December 31, 2019 and March 31, 2020, total pledged held to maturity investments was amounted to nil and $15,883, respectively. The associated liabilities recorded in accrued expenses and other payables was amounted to nil and $13,245 as of December 31, 2019 and March 31, 2020 respectively, with a contractual maturity of less than one month.

Available-for-sale investments

The carrying amount of the Company’s long-term available-for-sale investments was $56,418 and $53,673 as of December 31, 2019 and March 31, 2020, respectively. No impairment loss had been recognized during the three months ended March 31, 2019 and 2020, respectively. The net unrealized fair value loss of $7,157 and $2,745 related to the long-term available-for-sale investments had been recognized in the consolidated statements of comprehensive loss as “other comprehensive income” during the three months ended March 31, 2019 and 2020, respectively.

The Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized cost bases.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.         INVESTMENTS (continued)

(b)	Long-term investments (continued)

Equity securities

The carrying amount of the Company’s equity security investments was $21,665 and $23,277 as of December 31, 2019 and March 31, 2020, respectively. No impairment loss had been recognized during the three months ended March 31, 2019 and 2020, respectively.

Investment in equity investees

Set out below are movement of equity investments during the three months ended March 31, 2019 and 2020 and full year ended December 31, 2019.

$
Balance at January 1, 2019	26,309
Additions	3,348
Share of results	(418)
Share of other comprehensive income	262
Distribution from investment	(39)
Disposal	(523)
Balance at March 31, 2019	28,939

Additions	10,439
Share of results	(2,821)
Share of other comprehensive loss	(577)
Distribution from investment	(414)
Impairment	(68)
Balance at December 31, 2019	35,498

Additions	4,419
Share of results	(1,070)
Share of other comprehensive loss	(210)
Distribution from investment	(302)
Balance at March 31, 2020	38,335

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.         CONVERTIBLE NOTES

	As of
	December 31, 2019	March 31, 2020
	$	$

Current:
2017 Convertible Notes	29,481	–

Non-current:
2018 Convertible Notes	453,215	460,725
2019 Convertible Notes	903,117	913,999
	1,356,332	1,374,724

(a)	2017 Convertible Notes

During the year ended December 31, 2017, the Company issued the convertible promissory notes (the “2017 Convertible Notes”), in the aggregate principal amount of $675,000, at an interest rate of 5% per annum, compounded annually on the unconverted and unpaid principal amount until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the initial public offering (“IPO”), (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. The 2017 Convertible Notes will mature on their respective third anniversary dates.

The noteholders have the right, at their option, to convert the outstanding principal amount of the 2017 Convertible Notes in whole or in part of a minimum of 50%, into fully paid and non-assessable ordinary shares of the Company at any time following the IPO closing date up to the maturity date if an IPO occurs, at a conversion price ranging from $13.13 to $14.26  calculated according to an agreed-upon formula which stipulates a discount to the IPO price based on a discount rate and the time period between the issuance dates of the relevant 2017 Convertible Notes and the IPO pricing date, subject to certain anti-dilution adjustments.

Following the closing of the IPO on October 20, 2017, the American Depositary Shares (“ADSs”) representing the underlying Class A ordinary shares are publicly traded and the Conversion Option is subject to derivative accounting. The Company elected to use the fair value option which would require the hybrid instrument to be measured at fair value with any changes in fair value recognized in earnings.

During the three months ended March 31, 2019, and 2020, certain noteholders had converted the outstanding principal amount of the 2017 Convertible Notes totalling $540,000 and $10,000 into 40,269,540 and 731,528 Class A ordinary shares, respectively. The 2017 Convertible Notes had been fully converted into Class A ordinary shares of the Company as at March 31, 2020.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.         CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes and 2019 Convertible Notes

The Company also issued the following convertible notes and the terms are as follow:

	2018 Convertible Notes	2019 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019
Maturity date	July 1, 2023	December 1, 2024
Principal amount	$575,000	$1,150,000
Interest rate	2.25%	1.00%
Initial conversion rate	50.5165 ADSs per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024

The 2018 Convertible Notes and 2019 Convertible Notes holders (the “Holders”) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The conversion is subject to the anti-dilution and make-whole fundamental change adjustments. Upon conversion, the Company has the right, at its option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to the Holders.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change, optional redemption or clean up redemption as defined in the indenture were to occur, of which the optional redemption and clean up redemption only applies to the 2019 Convertible Notes, the outstanding obligations under the respective convertible notes could be immediately due and payable (the “Contingent Redemption Options”).

The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815 to determine if these features require bifurcation. The Conversion Option was not required to be bifurcated because it was indexed to the Company’s ADSs and meets all additional conditions for equity classification. The Contingent Redemption Options were not required to be bifurcated because they were considered to be clearly and closely related to the debt host, as the convertible notes were not issued at a substantial discount and are redeemable at par.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.         CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes and 2019 Convertible Notes (continued)

The 2018 Convertible Notes and 2019 Convertible Notes were accounted for under ASC 470-20 Cash Conversion Subsections as follow:

	2018 Convertible Notes	2019 Convertible Notes

Liability component	$410,926	$897,918
Effective interest rate	9.38%	6.03%
Equity component	$152,714	$240,582
Debt issuance cost, allocated in proportion to the allocation of proceeds	$11,360	$11,500

The liability component was measured at fair value and subsequently amortized to its redemption amount using the effective interest method. The residual value was allocated to the equity component, classified within Additional Paid-up Capital and not subsequently remeasured.

During the three months ended March 31, 2019 and 2020, the Company recognized total interest expense for coupon interest of $3,234 and $6,109, respectively and amortization of discount on the liability component amounted to $6,788 and $18,392, respectively.

Capped call transactions

In connection with the offering of 2019 Convertible Notes, the Company entered into separately negotiated capped call transactions with certain counterparties (collectively, the “Capped Calls”). The Capped Calls have an initial strike price of approximately $50.13 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2019 Convertible Notes. The Capped Calls have an initial cap price of $70.36 per share, subject to certain adjustments. The Capped Calls are generally intended to reduce or offset the potential economic dilution of approximately 22,940,000 shares to our Class A ordinary shares upon any conversion of the 2019 Convertible Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The cost of $97,060 incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive under treasury stock method.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	SHARE BASED COMPENSATION

The Company amended its 2009 share incentive plan (the “Plan”) in July 2019. Under the Plan, the Company may grant options, restricted share awards (“RSA”), restricted share units (“RSU”) or share appreciation rights (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”) of up to 83,000,000 Class A ordinary shares. The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

The maximum number of shares which may be issued pursuant to all awards under the Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase pursuant to the Plan. With effect on January 1, 2019, July 25, 2019 and January 1, 2020, the maximum number of shares which may be issued pursuant to all awards under the Plan increased to 100,129,938, 103,129,938 and 123,292,170 Class A ordinary shares.

During the three months ended March 31, 2020, the Company granted 806,825 options, 3,458,389 RSUs and 73,295 SARs to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions.

Granted in 2020

Risk-free interest rates	1.61% – 1.66%
Expected term	5.5 – 7.5 years
Expected volatility	32.4% – 33.6%
Expected dividend yield	–
Fair value of share options	$13.81 – $16.58

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	SHARE BASED COMPENSATION (continued)

Total compensation expense relating to options, RSAs, RSUs and SARs granted to Eligible Persons after deducting forfeitures recognized for the three months ended March 31, 2019 and 2020, respectively, is as follows:

	For the Three Months ended March 31,
	2019	2020
	$	$

Share options:
Cost of revenue	77	32
Sales and marketing expenses	46	26
General and administrative expenses	8,973	22,582
Research and development expenses	176	119
	9,272	22,759

RSAs and RSUs:
Cost of revenue	300	897
Sales and marketing expenses	525	1,948
General and administrative expenses	4,097	7,384
Research and development expenses	1,746	7,689
	6,668	17,918

SARs:
Cost of revenue	57	145
Sales and marketing expenses	137	310
General and administrative expenses	65	162
Research and development expenses	–	22
	259	639
Total	16,199	41,316

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	INCOME TAX EXPENSE

The Company recorded an income tax expense of $7,205 and $23,237, respectively, for the three months ended March 31, 2019 and 2020, respectively.

Income tax expense comprises:

	For the Three Months ended March 31,
	2019	2020
	$	$

Income tax	7,187	24,008
Deferred tax	(5,881)	(9,607)
Withholding tax expense	5,899	8,836
	7,205	23,237

9.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the Three Months ended March 31,
	2019	2020
	$	$

Numerator:
Net loss attributable to ordinary shareholders	(690,355)	(281,513)

Denominator:
Weighted-average number of shares outstanding - basic and diluted	370,724,164	462,194,052

Basic and diluted loss per share:	(1.86)	(0.61)

The potentially dilutive securities such as share based payments, preference shares and convertible notes were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

During the period ended March 31, 2019 and 2020, respectively, the Company issued 4,000,000 and 2,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

During the period ended March 31, 2019 and 2020, respectively, 2,811,181 and 1,656,195 issued Class A ordinary shares were used to settle the exercise of share incentive awards.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	RELATED PARTY TRANSACTIONS

(a)	Related parties (1)

Name of related parties	Relationship with the Company

i) Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company

(1)	These are the related parties that have engaged in significant transactions with the Company for the three months ended March 31, 2019 and 2020.

(b)	The Company had the following significant related party transactions for the three months ended March 31, 2019 and 2020, respectively:

	Three months ended March 31,
	2019	2020
	$	$

Royalty fee and license fee to:
Tencent	33,728	26,638

Royalty fee and license fee from:
Tencent	262	110

Rack rental income from:
Tencent	164	93

Services provided by:
Tencent	5,936	4,388

Interest expense to:
Tencent	281	–

Conversion of convertible notes (principal amount) by:
Tencent	100,000	–

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	RELATED PARTY TRANSACTIONS (continued)

(c)	The Company had the following significant related party balances as of December 31, 2019 and March 31, 2020:

	As of
	December 31, 2019	March 31, 2020
	$	$
Amounts due from related parties:
Current:
Tencent	477	413

Amounts due to related parties:
Current:
Tencent	34,970	36,777

11.	SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Description of Reportable Segments:

Digital entertainment – Garena’s platform offers mobile and PC online games across the region and develops mobile games for the global market. Garena is the global leader in eSports, it also provides access to other entertainment content and social features, such as live streaming of gameplay, user chat and online forums.

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on Shopee’s platform.

Digital financial services – SeaMoney provides a variety of payment services to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, SeaMoney also integrates with third party merchant partners and covers a broad set of consumption use cases.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	SEGMENT REPORTING (continued)

Information about segments for the three months ended March 31, 2019 and 2020 presented were as follows:

	For the Three Months ended March 31, 2019
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$

Revenue	173,399	142,694	2,288	33,485	–	351,866
Operating income (loss)	56,470	(253,473)	(12,461)	(11,413)	(18,329)	(239,206)
Non-operating loss, net						(442,780)
Income tax expense						(7,205)
Share of results of equity investees						(418)
Net loss						(689,609)

	For the Three Months ended March 31, 2020
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$

Revenue	369,683	263,195	10,345	71,697	–	714,920
Operating income (loss)	174,037	(291,699)	(94,385)	(10,239)	(45,433)	(267,719)
Non-operating income, net						11,235
Income tax expense						(23,237)
Share of results of equity investees						(1,070)
Net loss						(280,791)

(1)	Unallocated expenses are mainly relating to share-based compensation, general and corporate administrative costs, such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the CODM as part of segment performance.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	SEGMENT REPORTING (continued)

Revenue from external customers is classified based on the geographical locations where the services were provided. With the continuous growth of the business, the revenue’s segment reporting was revised in the last annual consolidated financial statements to better reflect the contribution from each region.

	For the Three Months ended March 31,
	2019	2020
	$	$
Revenue

Southeast Asia	239,850	421,229
Latin America	21,966	155,824
Rest of Asia	88,540	116,793
Rest of the world	1,510	21,074

Consolidated revenue	351,866	714,920

No single customer accounted for 10 percent or more of the Company’s total revenue for the three months ended March 31, 2019 and 2020.

12.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents, restricted cash, available-for-sale investments and 2017 Convertible Notes at fair value. The liability component of the 2018 Convertible Notes and 2019 Convertible Notes is measured at fair value on its issuance date. Cash equivalents are classified within Level 1 because they are valued using a quoted market prices in active markets for identical assets and liabilities.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.	FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2019 and March 31, 2020, Level 3 assets and liabilities of the Company included investments in convertible loans and preference shares of investees, 2017 Convertible Notes and other current assets.

Investments in debt securities - for long term investment in debt securities, the Company used the Market approach to determine the equity value of the investees. The fair value of debt securities was then derived from the equity value of the investees taking into account business risk, volatility and discount rates which requires the Company to make complex and subjective judgments. For short-term investment in debt securities, the carrying amount is approximate fair value due to its short-term nature.

2017 Convertible Notes – the Company used a binomial tree model to determine the fair value of the 2017 Convertible Notes. The binomial pricing model traces the evolution of the 2017 Convertible Notes’ key underlying variables in discrete-time. This is done by means of a binomial lattice (tree), for a number of time steps between the end of reporting period, which was December 31, 2019. The valuation model requires the Company to make complex and subjective judgments on certain underlying inputs applied to the valuation models including the expected volatility of its share price and estimated credit spread as of December 31, 2019.

Other current assets – the Company used Market approach to determine the fair value of foreclosed assets by comparing to the sale and purchase transactions of comparable assets in the market, adjusted with differences such as size, physical condition, location etc.

2018 Convertible Notes and 2019 Convertible Notes – the Company used discounted cash flow method to determine the fair value of the liability component (non-recurring, Level 3). The discounted cash flow taking into the present value of expected future cash flows from coupon interest and redemption amount, discounted by the credit yield as at issuance date with reference to similar instruments that did not have associated convertible features.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.       FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2019
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	$	$	$	$

Cash equivalents	55,723	–	–	55,723
Money market funds	537,615	–	–	537,615
Short-term investments	30,324	–	72,000	102,324
Time deposits – non-current	216	–	–	216
Available-for-sale investments – non-current	–	–	56,418	56,418
2017 Convertible Notes	–	–	(29,481)	(29,481)
Share appreciation rights	(1,500)	–	–	(1,500)
	622,378	–	98,937	721,315

	Fair value measurement at March 31, 2020
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	$	$	$	$

Cash equivalents	124,434	–	–	124,434
Money market funds	635	–	–	635
Short-term investments	30,468	–	–	30,468
Time deposits – non-current	638	–	–	638
Available-for-sale investments – non-current	–	–	53,673	53,673
Share appreciation rights	(2,139)	–	–	(2,139)
Other current assets	–	–	8,127	8,127
	154,036	–	61,800	215,836

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.       FAIR VALUE MEASUREMENTS (continued)

Level 3 instruments measured at fair value on a recurring basis
$
Assets:
Available-for-sale investments

Current:
Balance at January 1, 2019 and March 31, 2019	–
Investment during 2019	72,000
Balance at December 31, 2019	72,000
Conversion into ordinary shares of investee	(72,000)
Balance at March 31, 2020	–

Non-current:
Balance at January 1, 2019	70,374
Unrealized fair value gain included in other comprehensive loss	(7,157)
Balance at March 31, 2019	63,217
Impairment loss	(1,087)
Unrealized fair value loss included in other comprehensive loss	(5,712)
Balance at December 31, 2019	56,418
Unrealized fair value loss included in other comprehensive loss	(2,745)
Balance at March 31, 2020	53,673

Other current assets
Balance at January 1, 2019, March 31, 2019 and December 31, 2019	–
Acquisition of subsidiary	8,718
Additions	1,035
Exchange differences	(1,626)
Balance at March 31, 2020	8,127

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.       FAIR VALUE MEASUREMENTS (continued)

Level 3 instruments measured at fair value on a recurring basis
$
Liabilities:
Convertible notes
Balance at January 1, 2019	(636,716)
Fair value loss	(436,120)
Conversion into Class A ordinary shares	922,934
Balance at March 31, 2019	(149,902)
Fair value loss	(36,757)
Conversion into Class A ordinary shares	157,178
Balance at December 31, 2019	(29,481)
Fair value loss	(87)
Conversion into Class A ordinary shares	29,568
Balance at March 31, 2020	–

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investments is recorded in the accumulated other comprehensive income (loss). Changes in the fair value of the 2017 Convertible Notes and other current assets are recorded in the consolidated statement of operations.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.       COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $12,357 and $45,697, committed licensing fee payable for the licensing of game titles of $1,900 and $5,900 and commitment to invest in certain companies of $24,056 and $36,879 as of December 31, 2019 and March 31, 2020, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2019 and March 31, 2020, the minimum guarantee commitment amounted to $31,733 and $26,721 respectively, for its launched games and licensed but yet launched games.

Operating lease commitments

The Company has entered into commercial operating and finance leases for the use of computers, offices and warehouses as lessee. These leases have original terms not exceeding 10 years. These leases have varying terms, escalation clauses and renewal rights. As of December 31, 2019 and March 31, 2020, the Company has additional operating leases, primarily for offices, that have not yet commenced of $12,968 with a lease terms of 1 year to 5 years and $11,078 with a lease terms of 2 years to 5 years, respectively.

Others

The Company has commitments to extend credit to customers on demand and interest receivables on non-performing assets which is not accrued. As of December 31, 2019 and March 31, 2020, the unused credit facilities and interest receivables on non-performing assets are amounted to nil and $12,123 and nil and $1,671, respectively.